One East Main Street

Post Office Box 456

Smithtown, New York 11787-2823

direct dial: 631-360-9398

direct fax: 631-360-9364

PRESS RELEASE

Release Date: April 7, 2004

Contact: Ms. Judith Barber CorporateSecretary	News Contact:	Peter Hamilton Rubenstein Associates (work) 212-843-8015 (home) 631-928-8437 (cell) 516-375-6434

SMITHTOWN BANCORP ANNOUNCES

TWO-FOR-ONE STOCK SPLIT

Third 2-for-1 split in 4 years

Price up 54% this year

Smithtown, NY, April 7, 2004 - The board of directors of Smithtown Bancorp has approved a 2-for-1 stock split payable on May 7, 2004, to shareholders of record as of April 23, 2004.

The split is contingent upon shareholder approval on April 20, 2004, of an amendment to the company’s certificate of incorporation to increase the number of authorized shares from 7 million to 15 million. The company’s annual shareholder meeting will be held on April 20, 2004.

The company’s Chairman of the Board, President and Chief Executive Officer, Bradley E. Rock, commented: “In January, when the board decided to ask the shareholders to increase the number of authorized shares, we intended to consider splitting the stock later this year. The price for the shares has increased so rapidly, however, that we now feel it would be better to split the shares sooner. The split will reduce the per share price, which we believe will enhance retail ownership and trading liquidity by providing pricing levels that are accessible to a broader group of investors.”

At the beginning of January, the price per share of Smithtown Bancorp stock was $43.35. The shares closed yesterday at $67.00, an increase of more than 54% so far this year. The price for the shares also increased by 61% last year.

This split will be the company’s third 2-for-1 stock split in the last 4 years. During the last 6 years, the company has had four 2-for-1 stock splits.

The last split was effective April 18, 2003. At the beginning of January, 2003, the price for one share was $53.75. Today, that one share is now equal to two shares worth $67.00 each. This represents an increase in value of 149% in a little more than 15 months time.

Smithtown Bancorp is the publicly-held holding company for Bank of Smithtown. Bank of Smithtown is a 95 year-old community bank which operates ten offices, primarily along the north shore of Suffolk County in the communities of Smithtown, Commack, Hauppauge, Kings Park, Northport, Centereach, Lake Grove, East Setauket, Rocky Point and Wading River.

Over the last five years, the company has averaged growth in earnings per share of 23.94%. During the same period, the average return on shareholder equity has been 24.57%. The company’s earnings growth has been fueled by Bank of Smithtown’s strong growth in deposits and loans. Last year, deposits grew by more than 27%, while loans grew by more than 28%. The company will announce its financial results for the first quarter later this month, but Mr. Rock said that Bank of Smithtown’s growth in deposits and loans has continued.

Earlier this week, on April 5, 2004, the company’s shares began trading on The NASDAQ Stock Market. The shares trade under the symbol “SMTB”. Prior to that time, prices for the company’s shares were quoted on the Over-the-Counter-Bulletin Board, which is an electronic quotation system owned and operated by the NASD.

The company presently has 2,970,949 shares of common stock outstanding. The planned 2-for-1 split, of course, would increase that number to more than 5.94 million shares. The company has a shareholder rights protection plan which requires that there be at least one additional authorized share for each share outstanding, which is the reason that the planned split is contingent upon shareholder approval of the increase in authorized shares on April 20th.

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Forward-Looking Statements

This release and other written materials and statements management may make, may contain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are sometimes identified by use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing and services.

Investors are cautioned not to place undue reliance on forward-looking statements as a prediction of actual results. Except as required by applicable law or regulation, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date the statements were made or to reflect the occurrences of unanticipated results. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in our reports to the Securities and Exchange Commission.